Exhibit 99.1

August 6, 2026

Vancouver, British Columbia

SECOND QUARTER FINANCIAL RESULTS

Wheaton Precious Metals Announces Second Quarter 2026 Results and

Record Year-to-Date Production, Revenue, Earnings and Cash Flow

“Wheaton delivered another strong quarter, with solid production across the portfolio driving record year-to-date production, sales volumes, revenue, earnings and cash flow,” said Haytham Hodaly, President and Chief Executive Officer of Wheaton Precious Metals. “In an environment marked by commodity price volatility and cost pressures, our robust margins and cash flow generation underscore the strength of the streaming model. Our financial position provides significant flexibility to pursue accretive streaming opportunities while continuing to advance one of the strongest growth profiles in the industry. Backed by a diversified portfolio of high-quality assets and a compelling pipeline of growth, we believe we are well positioned to deliver long-term value for all stakeholders.”

Record Financial Performance and Strong Balance Sheet

●	Q2 2026: A record $929 million in revenue, $543 million in net earnings and $650 million in operating cash flow.
●	First half of 2026: A record $1.8 billion in revenue, record $1.1 billion in net earnings and record $1.4 billion in operating cash flow.
●	Declared a quarterly dividend[1] of $0.195 per common share and made two quarterly dividend payments totaling $177 million.
●	Balance Sheet: Cash balance of $100 million and debt outstanding totaling $2.0 billion, resulting in total net debt of $1.9 billion.
o

Enhanced financial flexibility by upsizing the Revolving Credit Facility by $500 million to $2.5 billion, extending the maturity date by one year to June 30, 2031, and broadening the lending syndicate.

o	Together with the $500 million accordion feature under the Revolving Credit Facility, the Company has $2.6 billion of available liquidity.

High Quality Asset Base

●	Streaming and royalty agreements on 22 operating mines, 20 development projects and 15 exploration & other stage projects, totaling 57 assets[5].
●

Delivered attributable gold equivalent production[3] (“GEOs”) of 202,200 ounces in the second quarter of 2026, a 6% increase relative to the comparable period of the prior year primarily due to the acquisition of the precious metals purchase agreement (“PMPA”) with BHP Group Limited (“BHP”) for its 33.75% portion of the silver produced at Antamina (the “BHP Antamina PMPA”), in addition to the continued realization of the Company’s growth strategy with production from Hemlo, Fenix, Platreef and Goose.

●

Further de-risking of industry-leading forecast growth profile with advancement of construction activities at a number of development projects, including Mineral Park, Platreef, Fenix, El Domo, Kurmuk, and Koné.

●	On April 1, 2026, the Company entered into a PMPA with KGL Resources Limited (“KGL”) for a portion of the gold and silver produced at the Jervois project located in Australia.
●

On April 20, 2026, the Company entered into a Royalty agreement with Spanish Mountain Gold Limited (“Spanish Mountain Gold”) for a 1.5% net smelter returns royalty on gold and silver production from the Spanish Mountain Gold project.

●	On June 4, 2026, the Company entered into a Royalty agreement with Cipango Limited (“Cipango”) for a 1.5% net smelter returns royalty covering seven mineral exploration properties located in Japan.

Leadership in Sustainability

●	Top Rankings: Wheaton ranked as one of the top-rated companies by Sustainalytics, AAA rated by MSCI and Prime rated by ISS.
●	Recognized by Corporate Knights’ annual Best 50 Corporate Citizens in Canada.
●	Published annual Sustainability Report highlighting our commitment to responsible business practices and sustainability.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q2 2026	Q2 2025	Change	YTD 2026	YTD 2025	Change

Units produced

Gold ounces	90,434	92,883	(2.6)%	187,542	185,552	1.1%

Silver ounces	6,400	5,590	14.5%	13,070	10,275	27.2%

Palladium ounces	2,788	2,435	14.5%	5,379	5,096	5.6%

Platinum ounces	281	—	n.a.	321	0	n.a.

Cobalt pounds	796	647	23.1%	1,453	1,187	22.4%

Gold equivalent ounces [3]	202,229	190,179	6.3%	414,755	364,570	13.8%

Units sold

Gold ounces	96,099	98,973	(2.9)%	191,171	210,270	(9.1)%

Silver ounces	6,522	4,868	34.0%	11,571	9,351	23.7%

Palladium ounces	2,069	2,575	(19.7)%	4,975	5,032	(1.1)%

Cobalt pounds	705	353	99.7%	1,014	618	64.1%

Gold equivalent ounces [3]	209,115	182,750	14.4%	390,859	370,911	5.4%

Change in PBND

Gold equivalent ounces [3]	(27,056)	(8,423)	18,633	(14,391)	(37,431)	(23,040)

Revenue	$929,201	$503,218	84.7%	$1,830,670	$973,629	88.0%

Net earnings	$543,236	$292,270	85.9%	$1,125,280	$546,254	106.0%

Per share	$1.196	$0.644	85.7%	$2.478	$1.204	105.8%

Adjusted net earnings [1]	$542,542	$286,004	89.7%	$1,125,315	$536,830	109.6%

Per share [1]	$1.195	$0.630	89.7%	$2.478	$1.183	109.5%

Operating cash flows	$649,518	$414,959	56.5%	$1,415,340	$775,752	82.4%

Per share [1]	$1.430	$0.914	56.5%	$3.117	$1.709	82.4%

All amounts in thousands except gold, palladium, platinum & gold equivalent ounces, and per share amounts.

Financial Review

Revenues

Revenue in Q2 2026 was $929 million (46% gold, 52% silver, 0.3% palladium and 2% cobalt), with the $426 million increase relative to the prior period quarter being primarily due to a 61% increase in the average realized gold equivalent³ price; and a 14% increase in the number of GEOs³ sold.

Revenue was $1.8 billion (49% gold, 49% silver, 0.4% palladium and 2% cobalt) during the six months ended June 30, 2026, with the $857 million increase from the comparable period of the previous year due primarily to a 78% increase in the average realized gold equivalent³ price; and a 5% increase in the number of GEOs³ sold.

Cash Costs and Margin

Average cash costs¹ in Q2 2026 were $568 per GEO³ as compared to $406 in Q2 2025. This resulted in a cash operating margin¹ of $3,875 per GEO³ sold, an increase of 65% as compared with the second quarter of 2025, a result of the higher realized price per ounce. Notably, year-over-year margin growth exceeded the appreciation in gold prices over the same period, underscoring the effectiveness of Wheaton’s business model in generating higher levered cash flow and margins in a rising precious metals price environment.

Average cash costs¹ for the six months ended June 30, 2026, were $621 per GEO³ as compared to $399 in the comparable period of the previous year. This resulted in a cash operating margin¹ of $4,063 per GEO³ sold, an 83% increase from comparable period of the previous year, a result of the higher realized price per ounce.

Cash Flow from Operations

Operating cash flow in Q2 2026 amounted to $650 million, with the $235 million increase from the comparable period of the prior year being due primarily to higher gross margin.

Operating cash flows for the six months ended June 30, 2026, amounted to $1.4 billion, with the $640 million increase from the comparable period of the previous year being due primarily to higher gross margin.

Produced But Not Yet Delivered

As at June 30, 2026, approximately 157,600 GEOs3 were produced but not yet delivered (“PBND”) representing approximately 2.6 months of payable production, consistent with the preceding four quarters and within our guided range of two and a half to three and a half months.

Balance Sheet (at June 30, 2026)

●

On April 1, 2026, the Company drew down on its new $1.5 billion non-revolving credit facility (the “Term Loan”) with a two-year term. Proceeds from the Term Loan, together with a draw on the Company’s Revolving Credit Facility and cash on hand, were used to partially fund the BHP Antamina PMPA.

●	During Q2 2026, the Company increased its existing Revolving Credit Facility by $500 million to $2.5 billion and extended its maturity by one year to June 30, 2031.
●	As at June 30, 2026, the Company had approximately $100 million of cash on hand and $2.0 billion outstanding under the Company’s Term Loan and its Revolving Credit Facility.

●	During Q2 2026, the Company made net upfront cash payments of $4.5 billion relative to the mineral stream interests consisting of:
o	BHP Antamina: $4.3 billion;
o	Koné: $156 million;
o	Spanish Mountain: $23 million;
o	Jervois: $16 million; and
o	Cipango: $4.5 million.
●	Subsequent to the quarter, the Company made an additional upfront cash payment of $43.875 million relative to the El Domo mineral stream interest.

Second Quarter Operating Asset Highlights

Salobo: In Q2 2026, Salobo produced 62,100 ounces of attributable gold, a decrease of 11% relative to Q2 2025, primarily the result of lower grades.

Antamina: In Q2 2026, Antamina produced 2.3 million ounces of attributable silver, an increase of 56% relative to Q2 2025. The increase was primarily driven by the newly acquired BHP Antamina PMPA, which increased the Company’s share of silver production at Antamina from 33.75% to 67.5%, effective April 1, 2026. The benefit of the increased production share was partially offset by lower silver grades and the timing of planned maintenance, as a scheduled July maintenance shutdown was advanced into June. Lower grades were attributable to pit sequencing, with a greater proportion of copper-only ore processed during the quarter relative to copper-zinc ore, which contains more silver.

Peñasquito: In Q2 2026, Peñasquito produced 1.8 million ounces of attributable silver, a decrease of 14% relative to Q2 2025, primarily the result of lower grades and recoveries resulting from planned mine sequencing, partially offset by higher throughput.

Constancia: In Q2 2026, Constancia produced 0.6 million ounces of attributable silver and 3,000 ounces of attributable gold, an increase of 2% for silver production and a decrease of 35% for gold production relative to Q2 2025. The lower gold production was the result of lower grades and recoveries, as mining activities in the higher-gold grade Pampacancha pit were completed during Q4 2025, and the remaining stockpiled Pampacancha ore was fully processed during January 2026.

On July 2, 2026, Hudbay announced that it had received approval from the National Environmental Certification Service for Sustainable Investments in Perú (“SENACE”) to amend its environmental permit and further increase annual mill processing capacity at Constancia. The amended permit increases the processing capacity of the Constancia mill to 34 million tonnes of ore per annum from 31 million tonnes per annum. Hudbay states that the environmental permit amendment also approves further optimization of the mine plan, extends the operational life of Constancia, and incorporates the implementation of additional infrastructure to improve tailings transport infrastructure and water management systems.

Stillwater: In Q2 2026, the Stillwater mines produced 1,400 ounces of attributable gold and 2,500 ounces of attributable palladium, a decrease of 14% for gold and an increase of 3% for palladium relative to Q2 2025. The decrease in gold production was primarily a result of lower recoveries, partially offset by higher throughput, while the increase in palladium production was primarily a result of higher throughput.

Blackwater: In Q2 2026, Blackwater produced 0.1 million ounces of attributable silver and 5,900 ounces of attributable gold, an increase of 7% and 46%, respectively, relative to Q2 2025, primarily the result of higher recoveries, grades and throughput. On August 4, 2026, Artemis Gold Inc. (“Artemis Gold”) provided an update on the Phase 1A expansion at Blackwater, which is anticipated to increase the plant’s nameplate capacity by 33%, from 6 to 8 million tonnes per annum. Artemis Gold reported that Phase 1A was 57% complete at the end of Q2 2026 and remains on schedule for commissioning in Q4 2026, with the expansion expected to contribute to production beginning in 2027. Further, Artemis Gold reported that the early works program for EP2 is nearing completion, with the first concrete pour for the ball mill foundations completed ahead of schedule. EP2 represents a significant addition to processing plant capacity above Phase 1A, and once complete, Phase 1A and EP2 are expected to expand throughput capacity to 250%, from the existing 6 Mtpa to 21 Mtpa by Q4 2028.

Voisey’s Bay: In Q2 2026, the Voisey’s Bay mine produced 796,000 pounds of attributable cobalt, an increase of 23% relative to Q2 2025 as the underground mine at Voisey’s Bay continues ramp-up to full production, with full ramp-up expected by the second half of 2026.

Other Gold: In Q2 2026, total Other Gold attributable production was 5,900 ounces, an increase of 667% relative to Q2 2025 due to the addition of attributable production from the Fenix, Hemlo and Goose mines. Notable operational updates for assets included within ‘Other Gold’ include:

●

Marmato: On July 29, 2026, Aris Mining (“Aris”) reported that underground access connecting the Bulk Mining Zone to the new plant area is complete, with SAG and ball mills on site, and mechanical installation underway. Construction of the 5,000 tpd CIP plant continues to advance toward first gold and is on schedule for Q4 2026. Aris plans to exit 2026 operating the new CIP plant at approximately 3,000 tpd, before ramping up through 2027 to approximately 4,000 tpd by mid-2027 and the full 5,000 tpd design capacity by the end of 2027, following commissioning of the paste backfill plant.

●

Hemlo: On July 20, 2026, Hemlo Mining Corp. (“Hemlo Mining”) announced that gold production in Q2 2026 was lower than Q1 2026, reflecting a strategic refinement to the mining sequence. During the quarter, portions of the operation transitioned from a top-down to a bottom-up mining approach to reduce waste handling and improve long-term mining efficiency, resulting in delayed access to certain higher-grade stopes. Hemlo Mining expects higher production in future quarters as newly developed mining areas progress into the production sequence.

Other Silver: In Q2 2026, total Other Silver attributable production was 1.6 million ounces, an increase of 19% relative to Q2 2025, primarily the result of the resumption of mining at Aljustrel and the commencement of production at Mineral Park, partially offset by lower production at Zinkgruvan. Notable operational updates for assets included within ‘Other Silver’ include:

●

Aljustrel: In the third quarter of 2025, Almina resumed production of the zinc and lead concentrates at the Aljustrel mine, resulting in the resumption of attributable silver production to the Company.

●

Los Filos: On June 25, 2026, Equinox Gold Corp. (“Equinox”), announced that it has signed 20-year land access agreements with all three communities, Carrizalillo, Mezcala and Xochipala, that host its Los Filos mine. With these agreements in place, Equinox has initiated activities to support the gradual restart of heap leach operations and to advance technical studies to evaluate potential expansion opportunities.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Recent Development Asset Updates

Mineral Park: During Q2 2026, Waterton Copper LP substantially completed the commissioning stage of the mill restart. Production is expected to increase throughout the second half of the year as operations ramp up toward the mill’s 16.5 Mtpa nameplate capacity. Copper concentrate sales continued in the second quarter and molybdenum concentrate sales were initiated during this quarter. Monthly delivery of silver to Wheaton under the PMPA has occurred throughout 2026.

Platreef: On July 8, 2026, Ivanhoe announced that commercial production at the Platreef mine is now expected in Q4 2026. Ivanhoe states that construction of Shaft #3 was completed on schedule in late March and commissioning was finalized in June. Shaft #3 increases Platreef’s hoisting capacity fivefold and enables concurrent hoisting of stoping ore and development waste. Shaft #3 is now also hoisting development waste, as the underground infrastructure is constructed in preparation for the Phase 2 expansion, which is expected to be completed by the end of 2027. In addition, stoping of higher-grade ore within the Flatreef orebody commenced at the end of the second quarter, with mining rates expected to ramp up throughout H2 2026.

Fenix: On May 15, 2026, Rio2 reported that planned tonnes and grade at its Fenix mine were not achieved during Q1 2026, though the key drivers were identified early and corrective actions have been implemented or are underway. Rio2 further states that based on current ramp-up progress, they anticipate achieving commercial production in Q4 2026.

Kurmuk: On July 29, 2026, Allied Gold Corporation (“Allied”) announced that the previously announced agreement with Zijin Gold International Company Limited (“Zijin Gold”), where Zijin Gold was to acquire all of the issued and outstanding shares of Allied, has been terminated. Allied states further that Zijin Gold has agreed to make a strategic investment in Allied of approximately $295 million, at a subscription price representing a premium to the current market price of Allied’s common shares on the Toronto Stock Exchange.

Allied also reported that development of the Kurmuk project continued to advance during the second quarter, with the start of operations expected in August and first gold pour following a few weeks thereafter. Allied states that key execution milestones continue to be met, and the project remains on budget and on schedule while advancing commissioning activities.

Koné: On June 15, 2026, Montage Gold (“Montage”) reported that construction of the Koné project remains on-budget and ahead of schedule with first gold pour targeted in late Q4 2026 through the oxide circuit, while the hard-rock comminution circuit remains on track for completion in Q2 2027. Montage also reported that it has significantly exceeded its target of delineating more than 1Moz of M&I Resources at a grade at least 50% higher than that of the Koné deposit and is continuing to aggressively advance exploration through the ongoing 90,000 meter drill program, with further resource updates expected throughout the year.

El Domo: On July 15, 2026, Silvercorp Metals Inc. (“Silvercorp”) reported that construction advanced steadily despite rainfall challenges in the period. Advancements were achieved on infrastructure, including the non-contact water channel, processing plant foundations, and the initial tailings storage facility dam. In addition, open-pit pre-stripping activities commenced and major equipment for the processing plant and water treatment facility have been procured and shipped. Silvercorp noted that it remains focused on achieving first commissioning of the operation by July 2027, in line with the project schedule.

Copper World: On July 29, 2026, Hudbay reported that the Copper World definitive feasibility study (“DFS”) is progressing well, with 95% of the engineering work completed, and a sanctioning decision remains on track for later in 2026. Hudbay reports the DFS is expected to include scope for future mill expansion optionality.

Santo Domingo: On July 30, 2026, Capstone Copper Corp. (“Capstone”) reported that detailed engineering advanced during the second quarter, alongside continued evaluation of opportunities to optimize district infrastructure. Capstone expects to make a final investment decision on the Santo Domingo Project in Q4 2026.

Kudz Ze Kayah: On July 29, 2026, BMC Minerals Ltd. (“BMC”) announced that during the quarter it received receipt of a positive decision document issued by the Government of Yukon, Natural Resources Canada and the Department of Fisheries and Oceans Canada, after the Yukon Environmental and Socio-economic Assessment Board had recommended approval of the project in 2020. BMC reports it will now progress mining permit and license applications with the aim to make a final investment decision in late 2027, subject to receipt of permits.

Toroparu: On July 29, 2026, Aris reported that the Prefeasibility Study (“PFS”) remains on schedule for completion in H2 2026, supporting a construction decision targeted for early 2027. Project optimization work in support of the PFS includes updated mine scheduling, engineering studies and other activities to advance to construction readiness.

Corporate Development

Jervois: On April 1, 2026, the Company entered into a PMPA with KGL (the “Jervois PMPA”) for a portion of the gold and silver produced at the Jervois Project located in Australia. In return, the Company also obtained a right of first refusal on any future precious metal streams, royalties, prepays or similar transactions with respect to the Jervois Project. Under the terms of the Jervois PMPA, the Company will pay KGL total upfront cash consideration of $275 million, subject to certain customary conditions. The upfront cash consideration will be paid in a total of six installments, with the first installment of $16 million made as an early deposit payment on June 16, 2026. The second installment of $16 million is also expected to be made as an early deposit payment, once certain conditions are satisfied, and is expected to be paid in Q3 2026. The remaining balance of $243 million will be paid in four equal installments over the construction period as various conditions are satisfied. Additionally, the Company will make ongoing payments for the gold and silver ounces delivered equal to 20% of the spot price of gold and silver.

Spanish Mountain: On April 20, 2026, the Company entered into a Royalty agreement with Spanish Mountain Gold (the “Spanish Mountain Royalty”) for a 1.5% net smelter returns royalty on gold and silver production from the Spanish Mountain Gold Project. In return, the Company also obtained a right of first refusal on any future precious metal streams, royalties, prepays or similar transactions with respect to the Spanish Mountain Gold Project. Under the terms of the Spanish Mountain Royalty, the Company will pay Spanish Mountain Gold total upfront cash consideration of $55 million, subject to certain customary conditions. The upfront cash consideration will be paid in three installments consisting of a $22.5 million payment made on May 1, 2026, a $12.5 million payment due after 60,000 meters of drilling, and a $20 million payment due upon receiving approval under the Environmental Assessment Act (British Columbia) for the construction and operation of the project.

Cipango: On June 4, 2026, the Company entered into a Royalty agreement with Cipango Limited (“Cipango Royalty”) for a 1.5% net smelter returns royalty covering seven mineral exploration properties located in Japan for total upfront cash consideration of $7.5 million, subject to certain customary conditions. The Company also obtained a right of first refusal on any future precious metal streams, royalties, prepays or similar transactions with respect to such properties and an additional nine properties located in Japan.

Sustainability

Annual Sustainability Report

Wheaton published its annual Sustainability report on May 20, 2026, providing a comprehensive overview of the company’s sustainability performance including progress against its strategy, targets and commitments. This report is a voluntary disclosure demonstrating the Company’s commitment to responsible business practices and sustainability.

ESG Ratings & Awards

On June 23, 2026, Wheaton was named as one of Corporate Knights’ 2026 Best 50 Corporate Citizens in Canada ranking 13th overall. With a significant portion of the score linked to sustainable revenue, this ranking reflects Wheaton’s commitment to responsible business practices and underscores the quality and sustainability performance of the Company’s mining partners.

Future of Mining Challenge

On June 4, 2026, Wheaton launched the third edition of the Future of Mining Challenge focused on technologies that optimize mining operations and/or minimize land impacts. Wheaton invites cleantech innovators worldwide to participate and will accept expressions of interest until 11:59 p.m. (Pacific Time) on Friday, August 21, 2026.

Community Investment Program

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Wheaton’s Partner Community Investment Program supports initiatives with the Vale Foundation, Vale Base Metals, Hudbay, Glencore via Compañía Minera Antamina S.A., First Majestic, B2Gold, Ivanhoe Mines, Aris Mining, Rio2, Allied Gold, and BMC Minerals to deliver vital services and programs to communities located near our partner mining operations. These initiatives provide access to educational resources, health and dental care, poverty reduction efforts, entrepreneurial opportunities, and a range of social and environmental programs.

•

During the quarter, Wheaton celebrated 10 years of partnership with Enseña Perú and Compañía Minera Antamina S.A., reflecting a shared commitment to improving the quality of education in rural communities near the Antamina mine and along the pipeline and transportation route. Through this long-standing collaboration, students have developed stronger literacy, mathematics and social-emotional skills, supporting improved educational outcomes in the region.

Global Minimum Tax

The Company is within the scope of global minimum tax (“GMT”) under the OECD Pillar Two model rules, under which large multinational entities are subject to a 15% GMT. The Company made a payment of $109 million (Cdn$155 million) on June 24, 2026, in respect of the 2024 fiscal year. The payment for the 2025 fiscal year, in the amount of Cdn$346 million, is expected to be paid on or around March 31, 2027.

2026 and Long-Term Production Outlook

Wheaton’s estimated attributable production in 2026 is forecast to be 400,000 to 430,000 ounces of gold, 27 to 29 million ounces of silver, and 19,000 to 21,000 GEOs of other metals, resulting in annual production of approximately 860,000 to 940,000 GEOs3, unchanged from previous guidance. Approximately 3% of the Company’s forecast 2026 production is estimated to be delivered from assets currently in construction or various stages of ramp-up.

Annual production is forecast to increase by approximately 50% to 1,200,000 GEOs3 by 2030, with average annual production forecast to remain at 1,200,000 GEOs3 in years 2031 to 2035, also unchanged from previous guidance.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

Wheaton will release its 2026 second quarter results on Thursday, August 6, 2026, after market close. A conference call will be held on Friday, August 7, 2026, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

RapidConnect URL:	Click here
Live webcast:	Click here
Dial toll free:	1-800-715-9871 or 1-647-932-3411
Conference Call ID:	9311928#

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until August 14, 2026, at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-770-2030
Dial from outside Canada or the US:	1-647-362-9199
Pass code:	9311928#
Archived webcast:	Click here

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com.

For further information:

Investor Contact

Emma Murray

Vice President, Investor Relations

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Media Contact

Simona Antolak

Vice President, Communications & Corporate Affairs

Tel: 1-604-639-9870

Email: media@wheatonpm.com

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended June 30		Six Months Ended June 30

(US dollars and shares in thousands, except per share amounts - unaudited)	2026	2025	2026	2025

Sales	$929,201	$503,218	$1,830,670	$973,629

Cost of sales

Cost of sales, excluding depletion	$118,843	$75,169	$244,086	$149,805

Depletion	122,502	75,002	199,354	151,695

Total cost of sales	$241,345	$150,171	$443,440	$301,500

Gross margin	$687,856	$353,047	$1,387,230	$672,129

General and administrative	11,327	11,022	24,299	24,547

Share based compensation	4,806	9,962	14,918	22,143

Donations and community investments	4,665	2,368	6,162	5,060

Earnings from operations	$667,058	$329,695	$1,341,851	$620,379

Other income (expense)	9,071	9,736	26,807	17,256

Earnings before finance costs and income taxes	$676,129	$339,431	$1,368,658	$637,635

Finance costs	31,097	1,427	32,502	2,868

Earnings before income taxes	$645,032	$338,004	$1,336,156	$634,767

Income tax expense	101,796	45,734	210,876	88,513

Net earnings	$543,236	$292,270	$1,125,280	$546,254

Basic earnings per share	$1.196	$0.644	$2.478	$1.204

Diluted earnings per share	$1.194	$0.643	$2.473	$1.202

Weighted average number of shares outstanding

Basic	454,133	453,889	454,089	453,791

Diluted	454,991	454,663	454,973	454,550

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	As at June 30 2026	As at December 31 2025

Assets

Current assets

Cash and cash equivalents	$100,192	$1,153,593

Accounts receivable	26,056	46,723

Other	3,916	3,853

Total current assets	$130,164	$1,204,169

Non-current assets

Mineral stream interests	$11,731,206	$7,397,149

Early deposit mineral stream interests	47,097	47,094

Mineral royalty interests	67,495	40,421

Long-term equity investments	147,619	410,495

Property, plant and equipment	9,552	9,926

Other	28,053	16,527

Total non-current assets	$12,031,022	$7,921,612

Total assets	$12,161,186	$9,125,781

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$15,753	$22,557

Income taxes payable	247,780	109,951

Current portion of performance share units	15,186	21,604

Current portion of lease liabilities	586	575

Total current liabilities	$279,305	$154,687

Non-current liabilities

Bank debt	$1,969,282	$-

Performance share units	1,387	13,215

Lease liabilities	6,882	7,330

Income taxes payable - non-current	186,599	252,271

Deferred income taxes	23,187	1,794

Pension liability	4,099	5,976

Total non-current liabilities	$2,191,436	$280,586

Total liabilities	$2,470,741	$435,273

Shareholders’ equity

Issued capital	$3,825,005	$3,814,910

Reserves	86,534	176,911

Retained earnings	5,778,906	4,698,687

Total shareholders’ equity	$9,690,445	$8,690,508

Total liabilities and shareholders’ equity	$12,161,186	$9,125,781

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	2026	2025	2026	2025

Operating activities

Net earnings	$543,236	$292,270	$1,125,280	$546,254

Adjustments for

Depreciation and depletion	122,808	75,322	200,091	152,316

Equity settled share based compensation	1,743	1,809	3,390	3,234

Performance share units - expense	3,063	8,153	11,528	18,909

Performance share units - paid	-	-	(29,257)	(17,209)

Income tax expense	101,796	45,734	210,876	88,513

Investment income recognized in net earnings	(2,655)	(8,742)	(15,671)	(17,789)

Other	24,560	164	22,167	3,171

Change in non-cash working capital	(8,868)	(6,709)	9,908	(14,450)

Cash generated from operations before income taxes and interest	$785,683	$408,001	$1,538,312	$762,949

Income taxes paid	(109,262)	(948)	(109,444)	(3,182)

Interest paid	(29,783)	(87)	(29,886)	(178)

Interest received	2,880	7,993	16,358	16,163

Cash generated from operating activities	$649,518	$414,959	$1,415,340	$775,752

Financing activities

Bank debt repaid	$(728,000)	$-	$(728,000)	$-

Bank debt drawn	2,700,000	-	2,700,000	-

Debt issue costs	(2,073)	(862)	(5,118)	(862)

Share purchase options exercised	807	1,967	1,546	4,473

Lease payments	(124)	(89)	(283)	(211)

Dividends paid	(171,292)	(147,939)	(171,292)	(147,939)

Cash (used for) generated from financing activities	$1,799,318	$(146,923)	$1,796,853	$(144,539)

Investing activities

Mineral stream interests	$(4,474,029)	$(347,951)	$(4,535,183)	$(443,691)

Early deposit mineral stream interests	-	-	(3)	-

Mineral royalty interests	(27,074)	-	(27,074)	-

Acquisition of long-term investments	-	-	(14,608)	(3)

Proceeds on disposal of long-term investments	-	-	323,421	-

Dividends received	-	287	-	526

Other	(10,272)	(231)	(6,832)	(491)

Cash used for investing activities	$(4,511,375)	$(347,895)	$(4,260,279)	$(443,659)

Effect of exchange rate changes on cash and cash equivalents	$(1,774)	$163	$(5,315)	$165

(Decrease) increase in cash and cash equivalents	$(2,064,313)	$(79,696)	$(1,053,401)	$187,719

Cash and cash equivalents, beginning of period	2,164,505	1,085,581	1,153,593	818,166

Cash and cash equivalents, end of period	$100,192	$1,005,885	$100,192	$1,005,885

Summary of Units Produced

	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024

Gold ounces produced [2]

Salobo	62,116	69,201	88,907	66,997	69,418	71,384	84,291	62,689

Sudbury [3]	4,726	4,115	7,412	4,852	5,403	4,880	5,259	3,593

Constancia	2,978	4,571	15,396	12,797	4,604	4,876	18,727	10,760

San Dimas [4]	6,890	7,341	8,206	7,507	6,987	8,416	7,263	6,882

Stillwater [5]	1,423	1,424	1,518	1,717	1,654	1,339	2,166	2,247

Blackwater	5,925	4,954	5,479	4,879	4,050	1,017	-	-

Platreef	491	76	-	-	-	-	-	-

Other

Marmato	979	816	705	807	748	757	622	648

Goose	362	1,096	1,027	387	19	-	-	-

Hemlo	2,561	3,007	1,630	-	-	-	-	-

Fenix	1,983	507	-	-	-	-	-	-

Total Other	5,885	5,426	3,362	1,194	767	757	622	648

Total gold ounces produced	90,434	97,108	130,280	99,943	92,883	92,669	118,328	86,819

Silver ounces produced [2]

Peñasquito	1,807	2,559	1,821	2,087	2,103	1,754	2,465	1,785

Antamina	2,319	1,553	1,600	1,672	1,482	1,047	1,071	931

Constancia	565	531	731	577	552	555	970	648

Blackwater	147	129	148	136	138	35	-	-

Other

Los Filos [6]	-	-	-	-	-	68	29	26

Zinkgruvan	438	532	513	688	684	585	637	537

Neves-Corvo	461	483	549	431	449	459	494	425

Aljustrel [7]	461	691	548	195	-	-	-	-

Cozamin	161	165	170	169	174	174	192	185

Marmato	10	8	8	10	8	8	7	7

Mineral Park	31	19	8	-	-	-	-	-

Total Other	1,562	1,898	1,796	1,493	1,315	1,294	1,359	1,180

Total silver ounces produced	6,400	6,670	6,096	5,965	5,590	4,685	5,865	4,544

Palladium ounces produced [2] Stillwater [5]	2,513	2,561	2,519	2,650	2,435	2,661	2,797	4,034
Platreef	275	30	-	-	-	-	-	-

Total palladium ounces produced	2,788	2,591	2,519	2,650	2,435	2,661	2,797	4,034

Platinum ounces produced [2] Platreef	281	40	-	-	-	-	-	-

Cobalt pounds produced [2] Voisey’s Bay	796	657	670	604	647	540	393	397

GEOs produced [8]	202,229	212,526	236,157	203,331	190,179	174,391	218,993	165,883

Average payable rate [2]

Gold	93.5%	95.3%	95.0%	94.6%	95.2%	94.9%	95.3%	95.0%

Silver	86.9%	87.7%	87.4%	87.7%	87.7%	86.3%	84.6%	83.9%

Palladium	97.7%	98.2%	96.9%	96.7%	97.4%	96.4%	97.5%	98.4%

Platinum	80.0%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEOs [8]	90.0%	91.3%	91.7%	91.2%	91.5%	91.1%	90.5%	90.0%

1)	All figures in thousands except gold, palladium and platinum ounces produced.
2)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. From April 30, 2025 to October 28, 2025, the fixed gold to silver exchange ratio was revised to 90:1. Effective October 29, 2025, the fixed gold to silver exchange ratio was returned to 70:1. For reference, attributable silver production from prior periods is as follows: Q2 2026 - 266,000 ounces; Q1 2026 - 294,000 ounces; Q4 2025 - 329,000 ounces; Q3 2025 - 364,000 ounces; Q2 2025 - 311,000 ounces; Q1 2025 - 340,000 ounces; Q4 2024 - 295,000 ounces; Q3 2024 - 262,000 ounces.

5)

Comprised of the Stillwater and East Boulder gold and palladium interests. On September 12, 2024, Sibanye Stillwater (“Sibanye”) announced that as a result of low palladium prices it was placing the Stillwater West operations into care and maintenance, while using Stillwater East and East Boulder operations to improve efficiencies that could get Stillwater West back to production as prices permit.

6)

On April 1, 2025, Equinox Gold Corp., reported it has indefinitely suspended operations at Los Filos following the expiry of its land access agreement with the community of Carrizalillo on March 31, 2025.

7)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.
8)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

Summary of Units Sold

	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024

Gold ounces sold

Salobo	70,106	58,675	83,697	55,768	76,331	83,809	55,170	58,101

Sudbury [2]	4,471	4,412	3,715	4,729	2,849	5,632	4,048	2,495

Constancia	2,990	10,886	17,029	2,708	6,827	9,788	17,873	5,186

San Dimas	5,984	7,670	8,686	6,655	7,235	8,962	6,990	7,022

Stillwater [3]	1,275	1,394	1,790	1,465	1,386	1,947	2,410	1,635

Blackwater	6,246	4,914	5,225	6,463	3,291	110	-	-

Other

Marmato	864	718	809	749	742	737	650	550

Goose	859	1,339	528	95	-	-	-	-

Hemlo	2,283	4,478	-	-	-	-	-	-

Fenix	1,021	274	-	-	-	-	-	-

Santo Domingo [4]	-	312	312	312	312	312	312	447

El Domo [4]	-	-	-	-	-	-	209	258

Total Other	5,027	7,121	1,649	1,156	1,054	1,049	1,171	1,255

Total gold ounces sold	96,099	95,072	121,791	78,944	98,973	111,297	87,662	75,694

Silver ounces sold

Peñasquito	2,723	1,444	1,878	1,609	2,112	1,976	1,852	1,667

Antamina	2,063	1,504	1,893	1,552	1,073	884	858	989

Constancia	453	674	613	275	625	730	797	366

Blackwater	136	127	137	137	143	-	-	-

Other

Los Filos	2	7	-	3	8	57	29	26

Zinkgruvan	451	347	358	708	520	446	452	488

Neves-Corvo	203	271	245	212	224	218	154	185

Aljustrel	312	505	382	122	-	-	-	-

Cozamin	147	149	169	133	154	164	158	148

Marmato	9	8	10	9	9	8	7	6

Mineral Park	23	13	-	-	-	-	-	-

Total Other	1,147	1,300	1,164	1,187	915	893	800	853

Total silver ounces sold	6,522	5,049	5,685	4,760	4,868	4,483	4,307	3,875

Palladium ounces sold Stillwater [3]	2,069	2,906	1,730	2,594	2,575	2,457	4,434	3,761

Cobalt pounds sold Voisey’s Bay	705	309	485	529	353	265	485	88

GEOs sold [5]	209,115	181,743	219,605	161,845	182,750	188,162	163,355	141,918

Cumulative payable units PBND [6]

Gold ounces	94,788	106,328	108,525	106,222	90,284	100,512	123,511	97,929

Silver ounces	3,136	4,096	3,293	3,648	3,178	3,145	3,583	2,931

Palladium ounces	5,423	4,803	5,169	4,424	4,414	4,596	4,439	6,186

Platinum ounces	257	32	-	-	-	-	-	-

Cobalt pounds	1,683	1,646	1,341	1,202	1,168	917	678	796

GEOs [5]	157,617	184,673	172,008	174,661	150,713	159,136	188,144	152,858

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The ounces sold under Santo Domingo and El Domo relate to ounces received due to the delay ounce provision as per the respective PMPA. Please see the Company’s MD&A for more information.
5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

6)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended June 30, 2026

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	62,116	70,106		$4,452		$433		$404	$312,112	$253,413	$278,505	$2,568,665

Sudbury [5]	4,726	4,471		4,449		400		1,399	19,891	11,848	18,041	206,067

Constancia	2,978	2,990		4,452		429		338	13,313	11,018	12,030	47,588

San Dimas	6,890	5,984		4,452		648		428	26,642	20,202	22,764	119,371

Stillwater	1,423	1,275		4,452		833		570	5,676	3,887	4,614	202,680

Blackwater	5,925	6,246		4,448		1,489		606	27,785	14,697	20,862	324,284

Platreef	491	-		n.a.		n.a.		n.a.	-	-	-	275,702

Other [6]	5,885	5,027		4,450		902		1,133	22,366	12,141	17,835	1,662,005

	90,434	96,099		$4,452		$543		$503	$427,785	$327,206	$374,651	$5,406,362

Silver

Peñasquito	1,807	2,723		$72.99		$4.62		$5.09	$198,793	$172,351	$186,211	$185,656

Antamina	2,319	2,063		72.99		13.82		21.68	150,549	77,323	122,039	4,708,329

Constancia	565	453		72.99		6.32		6.43	33,055	27,283	30,193	144,161

Blackwater	147	136		67.77		12.46		7.55	9,189	6,476	7,539	165,522

Other [7]	1,562	1,147		75.97		14.62		3.70	87,172	66,158	64,443	562,150

	6,400	6,522		$73.41		$9.57		$10.24	$478,758	$349,591	$410,425	$5,765,818

Palladium

Stillwater	2,513	2,069		$1,429		$264		$492	$2,957	$1,392	$2,410	$206,444

Platreef	275	-		n.a.		n.a.		n.a.	-	-	-	78,814

	2,788	2,069		$1,429		$264		$492	$2,957	$1,392	$2,410	$285,258

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	281	-		n.a.		n.a.		n.a.	-	-	-	57,584

	281	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	796	705		$27.93		$5.21		$9.02	$19,701	$9,667	$12,940	$206,733

Operating results									$929,201	$687,856	$800,426	$11,731,206

Other

General and administrative										$(11,327)	$(10,489)

Share based compensation										(4,806)	-

Donations and community investments										(4,665)	(3,899)

Finance costs										(31,097)	(30,780)

Other										9,071	3,522

Income tax										(101,796)	(109,262)

Total other										$(144,620)	$(150,908)	$429,980

										$543,236	$649,518	$12,161,186

1)

Units of gold, silver, palladium and platinum produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold, palladium and platinum ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
6)

Other gold interests comprised of the Copper World, Marmato, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley, Hemlo and Jervois gold interests.

7)

Other silver interests comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Aljustrel, El Alto, Copper World, Navidad, Marmato, Cozamin, El Domo, Mineral Park, Kudz Ze Kayah and Jervois silver interests.

Three Months Ended June 30, 2025

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	69,418	76,331		$3,315		$429		$402	$252,997	$189,543	$220,263	$2,677,073

Sudbury [5]	5,403	2,849		3,368		400		1,326	9,597	4,679	8,457	230,307

Constancia	4,604	6,827		3,315		425		323	22,629	17,527	19,730	58,963

San Dimas	6,987	7,235		3,315		640		290	23,982	17,253	19,350	131,787

Stillwater	1,654	1,386		3,315		590		421	4,594	3,193	3,776	206,058

Blackwater	4,050	3,291		3,368		1,172		617	11,084	5,196	7,227	338,133

Platreef	—	—		n.a.		n.a.		n.a.	-	-	-	275,702

Other [6]	767	1,054		3,293		414		1,329	3,471	1,634	3,034	592,372

	92,883	98,973		$3,318		$470		$433	$328,354	$239,025	$281,837	$4,510,395

Silver

Peñasquito	2,103	2,112		$33.83		$4.56		$4.86	$71,467	$51,574	$61,835	$224,608

Antamina	1,482	1,073		33.83		6.85		8.46	36,303	19,871	28,948	474,215

Constancia	552	625		33.83		6.26		6.10	21,138	13,413	17,227	157,109

Blackwater	138	143		36.69		6.55		9.67	5,239	2,923	4,519	169,566

Other [7]	1,315	915		34.52		4.48		4.72	31,592	23,170	22,961	551,926

	5,590	4,868		$34.05		$5.33		$5.93	$165,739	$110,951	$135,490	$1,577,424

Palladium

Stillwater	2,435	2,575		$996		$175		$429	$2,564	$1,009	$2,114	$211,019

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,814

	2,435	2,575		$996		$175		$429	$2,564	$1,009	$2,114	$289,833

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	647	353		$18.60		$3.57		$9.18	$6,561	$2,062	$2,907	$225,020

Operating results									$503,218	$353,047	$422,348	$6,669,707

Other

General and administrative										$(11,022)	$(10,498)

Share based compensation										(9,962)	-

Donations and community investments										(2,368)	(2,096)

Finance costs										(1,427)	(2,025)

Other										9,736	8,179

Income tax										(45,734)	(949)

Total other										$(60,777)	$(7,389)	$1,312,678

										$292,270	$414,959	$7,982,385

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)	Other gold interests comprised of the Marmato, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.
7)

Other silver interests comprised of the Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin, Stratoni, Aljustrel, El Alto, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Comparative Results of Operations on a GEO Basis

	Q2 2026	Q2 2025	Change	Change

GEO Production [1,2]	202,229	190,179	12,050	6.3%

GEO Sales [2]	209,115	182,750	26,366	14.4%

Average price per GEO sold [2]	$4,443	$2,754	$1,689	61.3%

Revenue	$929,201	$503,218	$425,983	84.7%

Cost of sales, excluding depletion	$118,843	$75,169	$(43,674)	(58.1) %

Depletion	122,502	75,002	(47,500)	(63.3) %

Cost of sales	$241,345	$150,171	$(91,174)	(60.7) %

Gross margin	$687,856	$353,047	$334,809	94.8%

General and administrative	11,327	11,022	(305)	(2.8) %

Share based compensation	4,806	9,962	5,156	51.8%

Donations and community investments	4,665	2,368	(2,297)	(97.0) %

Earnings from operations	$667,058	$329,695	$337,363	102.3%

Other income (expense)	9,071	9,736	(665)	(6.8) %

Earnings before finance costs and income taxes	$676,129	$339,431	$336,698	99.2%

Finance costs	31,097	1,427	(29,670)	(2,079.2) %

Earnings before income taxes	$645,032	$338,004	$307,028	90.8%

Income tax expense	101,796	45,734	(56,062)	(122.6) %

Net earnings	$543,236	$292,270	$250,966	85.9%

1)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

Six Months Ended June 30, 2026

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	131,317	128,781		$4,630		$433		$404	$596,292	$488,467	$540,512	$2,568,665

Sudbury [5]	8,841	8,883		4,663		400		1,399	41,424	25,444	37,893	206,067

Constancia	7,549	13,876		4,759		429		338	66,038	55,391	60,087	47,588

San Dimas	14,231	13,654		4,672		645		428	63,790	49,131	54,978	119,371

Stillwater	2,847	2,669		4,656		853		570	12,428	8,629	10,151	202,680

Blackwater	10,879	11,160		4,639		1,588		606	51,769	27,279	34,607	324,284

Platreef	567	-		n.a.		n.a.		n.a.	-	-	-	275,702

Other [6]	11,311	12,148		4,699		904		1,303	57,082	30,262	46,095	1,662,005

	187,542	191,171		$4,649		$550		$519	$888,823	$684,603	$784,323	$5,406,362

Silver

Peñasquito	4,366	4,167		$76.96		$4.62		$5.09	$320,748	$280,284	$301,494	$185,656

Antamina	3,872	3,567		77.83		15.52		14.39	277,563	170,901	222,223	4,708,329

Constancia	1,096	1,127		79.85		6.32		6.43	89,999	75,633	82,875	144,161

Blackwater	276	263		74.09		13.16		7.55	19,435	14,003	15,894	165,522

Other [7]	3,460	2,447		80.81		18.62		3.43	197,783	143,814	172,291	562,150

	13,070	11,571		$78.26		$11.30		$7.79	$905,528	$684,635	$794,777	$5,765,818

Palladium

Stillwater	5,074	4,975		$1,581		$291		$492	$7,866	$3,970	$6,418	$206,444

Platreef	305	-		n.a.		n.a.		n.a.	-	-	-	78,814

	5,379	4,975		$1,581		$291		$492	$7,866	$3,970	$6,418	$285,258

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	321	-		n.a.		n.a.		n.a.	-	-	-	57,584

	321	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	1,453	1,014		$28.06		$5.21		$9.02	$28,453	$14,022	$19,437	$206,733

Operating results									$1,830,670	$1,387,230	$1,604,955	$11,731,206

Other

General and administrative										$(24,299)	$(30,944)

Share based compensation										(14,918)	(29,257)

Donations and community investments										(6,162)	(5,306)

Finance costs										(32,502)	(31,852)

Other										26,807	17,188

Income tax										(210,876)	(109,444)

Total other										$(261,950)	$(189,615)	$429,980

										$1,125,280	$1,415,340	$12,161,186

1)

Units of gold, silver, palladium and platinum produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold, palladium and platinum ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
6)

Other gold interests comprised of the Copper World, Marmato, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley, Hemlo and Jervois gold interests.

7)

Other silver interests comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Aljustrel, El Alto, Copper World, Navidad, Marmato, Cozamin, El Domo, Mineral Park, Kudz Ze Kayah and Jervois silver interests.

Six Months Ended June 30, 2025

	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]		Average Depletion ($‘s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	140,802	160,140		$3,084		$429		$390	$493,802	$362,714	$425,126	$2,677,073

Sudbury [5]	10,283	8,481		3,032		400		1,326	25,714	11,077	22,307	230,307

Constancia	9,480	16,615		3,055		425		323	50,752	38,335	43,698	58,963

San Dimas	15,403	16,197		3,070		638		290	49,733	34,698	39,392	131,787

Stillwater	2,993	3,333		3,057		536		421	10,188	7,000	8,402	206,058

Blackwater	5,067	3,401		3,351		1,167		617	11,398	5,331	7,429	338,133

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	275,702

Other [6]	1,524	2,103		3,073		385		1,261	6,462	3,001	5,653	592,372

	185,552	210,270		$3,082		$457		$427	$648,049	$462,156	$552,007	$4,510,395

Silver

Peñasquito	3,857	4,088		$32.96		$4.56		$4.86	$134,738	$96,240	$116,097	$224,608

Antamina	2,529	1,957		33.02		6.65		8.46	64,614	35,040	51,596	474,215

Constancia	1,107	1,355		32.86		6.26		6.10	44,514	27,764	36,034	157,109

Blackwater	173	143		36.69		6.55		9.67	5,239	2,923	4,519	169,566

Other [7]	2,609	1,808		34.04		4.45		5.42	61,572	43,714	46,030	551,926

	10,275	9,351		$33.22		$5.25		$5.98	$310,677	$205,681	$254,276	$1,577,424

Palladium

Stillwater	5,096	5,032		$981		$174		$429	$4,936	$1,903	$4,063	$211,019

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,814

	5,096	5,032		$981		$174		$429	$4,936	$1,903	$4,063	$289,833

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	1,187	618		$16.15		$3.09		$9.18	$9,967	$2,389	$6,869	$225,020

Operating results									$973,629	$672,129	$817,215	$6,669,707

Other

General and administrative										$(24,547)	$(29,875)

Share based compensation										(22,143)	(17,209)

Donations and community investments										(5,060)	(4,975)

Finance costs										(2,868)	(3,186)

Other										17,256	16,964

Income tax										(88,513)	(3,182)

Total other										$(125,875)	$(41,463)	$1,312,678

										$546,254	$775,752	$7,982,385

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)	Other gold interests comprised of the Marmato, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.
7)

Other silver interests comprised of the Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin, Stratoni, Aljustrel, El Alto, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Comparative Results of Operations on a GEO Basis

	YTD 2026	YTD 2025	Change	Change

GEO Production [1,2]	414,755	364,570	50,185	13.8%

GEO Sales [2]	390,859	370,911	19,948	5.4%

Average price per GEO sold [2]	$4,684	$2,625	$2,059	78.4%

Revenue	$1,830,670	$973,629	$857,041	88.0%

Cost of sales, excluding depletion	$244,086	$149,805	$(94,281)	(62.9)%

Depletion	199,354	151,695	(47,659)	(31.4)%

Cost of sales	$443,440	$301,500	$(141,940)	(47.1)%

Gross margin	$1,387,230	$672,129	$715,101	106.4%

General and administrative	24,299	24,547	248	1.0%

Share based compensation	14,918	22,143	7,225	32.6%

Donations and community investments	6,162	5,060	(1,102)	(21.8)%

Earnings from operations	$1,341,851	$620,379	$721,472	116.3%

Other income (expense)	26,807	17,256	9,551	55.3%

Earnings before finance costs and income taxes	$1,368,658	$637,635	$731,023	114.6%

Finance costs	32,502	2,868	(29,634)	(1,033.3)%

Earnings before income taxes	$1,336,156	$634,767	$701,389	110.5%

Income tax expense	210,876	88,513	(122,363)	(138.2)%

Net earnings	$1,125,280	$546,254	$579,026	106.0%

1)

Quantity produced represents the amount of gold, silver, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $4,800 per ounce gold; $80.00 per ounce silver; $1,500 per ounce palladium; $2,000 per ounce platinum; and $25.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2026.

Non-GAAP Measures

Wheaton has included, throughout this document, certain non-GAAP performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; (iv) cash operating margin; and (v) net debt.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and the non-cash accretion of interest on the 777 PMPA refundable deposit as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance.

The	following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for per share amounts)	2026	2025	2026	2025
Net earnings	$543,236	$292,270	$1,125,280	$546,254
Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	(492)	(2,134)	436	(2,757)
Deferred income tax (expense) recovery recognized in the Statement of OCI	-	(3,945)	-	(6,295)
Interest accretion on the 777 refundable deposit	(202)	(187)	(401)	(372)
Adjusted net earnings	$542,542	$286,004	$1,125,315	$536,830
Divided by:
Basic weighted average number of shares outstanding	454,133	453,889	454,089	453,791
Diluted weighted average number of shares outstanding	454,991	454,663	454,973	454,550
Equals:
Adjusted earnings per share - basic	$1.195	$0.630	$2.478	$1.183
Adjusted earnings per share - diluted	$1.192	$0.629	$2.473	$1.181

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for per share amounts)	2026	2025	2026	2025

Cash generated by operating activities	$649,518	$414,959	$1,415,340	$775,752

Divided by:

Basic weighted average number of shares outstanding	454,133	453,889	454,089	453,791

Diluted weighted average number of shares outstanding	454,991	454,663	454,973	454,550

Equals:

Operating cash flow per share - basic	$1.430	$0.914	$3.117	$1.709

Operating cash flow per share - diluted	$1.428	$0.913	$3.111	$1.707

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS Accounting Standards. In addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2026	2025	2026	2025

Cost of sales	$241,345	$150,171	$443,440	$301,500

Less: depletion	(122,502)	(75,002)	(199,354)	(151,695)

Less: cost of sales related to delay ounces [1]	—	(1,009)	(1,514)	(1,873)

Cash cost of sales	$118,843	$74,160	$242,572	$147,932

Cash cost of sales is comprised of:

Total cash cost of gold sold	$52,210	$46,517	$105,086	$96,028

Total cash cost of silver sold	62,413	25,934	130,751	49,122

Total cash cost of palladium sold	547	450	1,448	873

Total cash cost of cobalt sold	3,673	1,259	5,287	1,909

Total cash cost of sales	$118,843	$74,160	$242,572	$147,932

Divided by:

Total gold ounces sold	96,099	98,973	191,171	210,270

Total silver ounces sold	6,522	4,868	11,571	9,351

Total palladium ounces sold	2,069	2,575	4,975	5,032

Total cobalt pounds sold	705	353	1,014	618

Equals:

Average cash cost of gold (per ounce)	$543	$470	$550	$457

Average cash cost of silver (per ounce)	$9.57	$5.33	$11.30	$5.25

Average cash cost of palladium (per ounce)	$264	$175	$291	$174

Average cash cost of cobalt (per pound)	$5.21	$3.57	$5.21	$3.09

 1) The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

iv.

Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2026	2025	2026	2025

Gross margin	$687,856	$353,047	$1,387,230	$672,129
Add back: depletion	122,502	75,002	199,354	151,695
Add back: cost of sales related to delay ounces [1]	-	1,009	1,514	1,873

Cash operating margin	$810,358	$429,058	$1,588,098	$825,697

Cash operating margin is comprised of:
Total cash operating margin of gold sold	$375,575	$281,837	$783,737	$552,021
Total cash operating margin of silver sold	416,345	139,805	774,777	261,555
Total cash operating margin of palladium sold	2,410	2,114	6,418	4,063
Total cash operating margin of cobalt sold	16,028	5,302	23,166	8,058

Total cash operating margin	$810,358	$429,058	$1,588,098	$825,697

Divided by:
Total gold ounces sold	96,099	98,973	191,171	210,270
Total silver ounces sold	6,522	4,868	11,571	9,351
Total palladium ounces sold	2,069	2,575	4,975	5,032
Total cobalt pounds sold	705	353	1,014	618
Equals:
Cash operating margin per gold ounce sold	$3,908	$2,847	$4,100	$2,624
Cash operating margin per silver ounce sold	$63.84	$28.72	$66.96	$27.97
Cash operating margin per palladium ounce sold	$1,165	$821	$1,290	$807
Cash operating margin per cobalt pound sold	$22.75	$15.04	$22.87	$13.06

1) The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

v.

Net debt is calculated by subtracting cash and cash equivalents from the outstanding bank debt under the Revolving Credit Facility and the Term Loan. The Company presents net debt as management and certain investors use this information to evaluate the Company’s liquidity and financial position.

The following table provides a calculation of the Company’s net debt.

	As at June 30	As at December 31
(in thousands)	2026	2025

Bank debt	$1,969,282	$-
Less: cash and cash equivalents	(100,192)	(1,153,593)

Net debt (net cash)	$1,869,090	$(1,153,593)

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s Precious Metals Purchase Agreement (“PMPA”) counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the future price of commodities;
•

the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s precious metal purchase agreement (“PMPA”) counterparties at Mining Operations;
•

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs; or other payments under royalty arrangements;

•

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the ability of the Company to repay the existing Revolving Credit Facility and new Term Loan;
•	the estimation of produced but not yet delivered ounces;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton’s production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable, and the Company’s ability to pay its taxes;
•	possible CRA domestic and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansions and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	risks relating to the generation of sufficient cash flow to repay the existing Revolving Credit Facility and the new Term Loan;
•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated, or the ability to pay such taxes as and when due;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks related to any changes to the Income Tax Act (Canada) that may result in a material change to the amount of future taxes payable;
•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton’s acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with sustainability-related matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks relating to artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;
•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting; and

•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
•	that the Company will be able to repay the existing Revolving Credit Facility and new Term Loan;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with applicable tax laws;
•

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2025, which was filed on March 31, 2026 and other continuous disclosure documents filed by Wheaton since January 1, 2026, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

End Notes

1Please refer to disclosure on non-GAAP measures in this press release. Details of the dividend can be found in the Wheaton’s news release dated March 12, 2026, titled “Wheaton Precious Metals Announces Quarterly Dividend.”

2Statements made in this section contain forward-looking information with respect to forecast production, production growth, funding outstanding commitments, continuing to acquire accretive mineral stream interests and the commencement, timing and achievement of construction, expansion or improvement projects and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

3Gold equivalent ounces for 2026 and long-term guidance are calculated by converting silver, palladium, platinum and cobalt to a gold equivalent by using the following commodity price assumptions: $4,800 per ounce gold, $80 per ounce silver, $1,500 per ounce Palladium, $2,000 per ounce Platinum, and $25 per pound Cobalt.

4Source: Company reports S&P Global estimates of 2026-2030 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines

5Total streaming and royalty agreements relate to precious metals purchase agreements for the purchase of precious metals and cobalt relating to 22 mining assets which are currently operating, 20 which are at various stages of development, and 15 of which are in various stages of exploration (with exploration assets including three which have been placed in care and maintenance or have been closed).

6Further details for long-term guidance can be found in the Wheaton news release dated February 16, 2026, titled “Wheaton Precious Metals Exceeds 2025 Production Guidance and Provides 2026 and Long-Term Outlook, Projecting Approximately 50% Growth to 1.2 Million Gold Equivalent Ounces by 2030.”

7Wheaton’s long-term production outlook is based on information available as of February 16, 2026, the date of publication.